Exhibit 5.1

[LETTERHEAD OF THE GOODYEAR TIRE & RUBBER COMPANY]

March 18, 2021

The Goodyear Tire & Rubber Company

200 Innovation Way

Akron, Ohio 44316-0001

Ladies and Gentlemen:

I am the Senior Vice President and General Counsel of The Goodyear Tire & Rubber Company, an Ohio corporation (the “Company”), and am rendering this opinion in connection with the Registration Statement on Form S-4 (the “Registration Statement”) of the Company, filed with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”). The Registration Statement relates to the registration under the Act of up to 46,354,731 shares (the “Shares”) of the Company’s common stock, without par value, that are being issued or are issuable pursuant to the Agreement and Plan of Merger, dated as of February 22, 2021 (the “Merger Agreement”), by and among the Company, Vulcan Merger Sub Inc., a direct, wholly-owned subsidiary of the Company (“Merger Subsidiary”), and Cooper Tire & Rubber Company, a Delaware corporation (“Cooper”), providing for the merger of Merger Subsidiary with and into Cooper, with Cooper as the surviving entity.

I, or members of my staff, have reviewed such corporate records, certificates and other documents, and such questions of law, as we have considered necessary or appropriate for the purposes of this opinion.

I have assumed (i) the legal capacity of all individuals who have executed any of the documents reviewed by us, (ii) that all signatures are genuine, (iii) that all documents submitted to me as originals are authentic, (iv) that all copies of documents submitted to me conform to the originals, (v) the Merger Agreement is a legal, valid and binding obligation of each party to it other than the Company and Merger Subsidiary, enforceable against each such party in accordance with its terms, (vi) all parties to the Merger Agreement, other than the Company and Merger Subsidiary, had the power, corporate or otherwise, to enter into and perform all obligations thereunder and (vii) all parties to the Merger Agreement, other than the Company and Merger Subsidiary, duly authorized the Merger Agreement by all requisite action, corporate or otherwise, and duly executed and delivered the Merger Agreement.

The Goodyear Tire & Rubber Company	2

In furnishing this opinion, I have further assumed that, before the issuance of the Shares, the conditions to consummating the transactions contemplated by the Merger Agreement will have been satisfied or duly waived.

Based upon the above, and subject to the stated assumptions, exceptions and qualifications, I am of the opinion that the Shares have been duly authorized by all necessary corporate action on the part of the Company and, when issued, delivered and paid for as contemplated in the Registration Statement and in accordance with the terms of the Merger Agreement, the Shares will be validly issued, fully paid and non-assessable.

I am a member of the bar of the State of Ohio. I do not express any opinion herein on any laws other than the law of the State of Ohio. I hereby consent to the use of this opinion as an exhibit to the Registration Statement. I also hereby consent to the reference to my name under the heading “Validity of Common Stock” in the Registration Statement. In giving such consent, I do not thereby admit that I am in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission.

Sincerely yours,

/s/  David E. Phillips, Esq.